SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*



                         Volt Information Sciences, Inc.
                        ________________________________
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                     ______________________________________
                         (Title of Class of Securities)


                                  928703 10 7
                                 ______________
                                 (CUSIP Number)



                                December 31, 2003
              _____________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

         William Shaw
________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [    ]

________________________________________________________________________________

3.       SEC Use Only
         _______________________________________________________________________

4.       Citizenship or Place of Organization           United States of America
         _______________________________________________________________________

Number of             5.       Sole Voting Power                       3,595,239
Shares Bene-          __________________________________________________________
ficially Owned        6.       Shared Voting Power                             0
By Each               __________________________________________________________
Reporting             7.       Sole Dispositive Power                  3,595,239
Person With           __________________________________________________________
                      8.       Shared Dispositive Power                        0
                      __________________________________________________________


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         3,595,239

________________________________________________________________________________

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

________________________________________________________________________________

11.      Percent of Class Represented by Amount in Row (9)
         23.6%

________________________________________________________________________________

12.      Type of Reporting Person (See Instructions)
         IN

________________________________________________________________________________

Item 1.

         (a)      Name of Issuer

                  Volt Information Sciences, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  c/o Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022

Item 2.

         (a)      Name of Person Filing

                  William Shaw

         (b)      Address of Principal Business Office or, if none, Residence

                  Volt Information Sciences, Inc.
                  560 Lexington Avenue, 15th Floor
                  New York, NY 10022


         (c)      Citizenship

                  United States of America

         (d)      Title of Class of Securities

                  Common Stock, par value $.10 share

         (e)      CUSIP Number

                  928703 10 7

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)    |_|   Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)    |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)    |_|   Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)    |_|   Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)    |_|   An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

         (f)    |_|   An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);

         (g)    |_|   A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G);

         (h)    |_|   A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)    |_|   A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)    |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



Item 4.      Ownership.

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 3,595,239 shares.

     Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 1,500,000 shares owned by the undersigned as trustee under a trust for his benefit, (ii) 2,400.6739 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2003, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan feature of the Plan, (iii) 21,115.4918 shares held for the undersigned under the Savings Plan features of the Plan as at December 31, 2003, and (iv) 99,561 shares held as sole trustee for the benefit of the undersigned's wife, as to which 99,561 shares the undersigned disclaims beneficial ownership.

         (b)      Percent of class:  23.6%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 3,595,239*

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 3,595,239*

                  (iv) Shared power to dispose or to direct the disposition of: 0

* The aggregate of ESOP and Plan share ownership has been rounded to the nearest whole number.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2004


                                                         _______________________
                                                              William Shaw